TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

[redacted]

06012471

April 3, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release dated March 31, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

dlw 4/13

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

March 31, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES STRATEGIC CORPORATE ACQUISITION

Trilogy Energy Trust ("Trilogy") (TSX:TET.UN) has completed the previously announced acquisition of all of the outstanding common shares of Redsky Energy Ltd. ("Redsky") pursuant to a plan or arrangement under the *Business Corporations Act* (Alberta). Trilogy paid a total of 6,500,000 trust units, subject to rounding, for the Redsky common shares.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J.B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust.
4100, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 290-2900
Fax: (403) 263-8915